Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,000,000	$107.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $858,878.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $107.00 is offset against the registration fee due for this offering and of which $858,771.08 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 79/D dated January 18, 2007
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PR45

ISIN:	US52517PR457

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$1,000,000

Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Lehman Brothers Inc. has agreed to purchase the Notes from us at 100% of the principal amount.

The Notes will be issued in an aggregate principal amount of $1,000,000 and will be a further issuance of, and will form a single tranche with, the $8,000,000 aggregate principal amount of Medium-Term Notes, Series I, due January 25, 2022, that Lehman Brothers Holdings will issue on January 25, 2007.  The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche.  The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $9,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal ☐ As agent

Issue Date:	January 25, 2007

Stated Maturity Date:	January 25, 2022, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐ Fixed Rate Note

Interest Rate per Annum:	%

☒ Floating Rate Note

☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☒ Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date, to but excluding January 25, 2008: 10.0%

From and including January 25, 2008, to but excluding the Stated Maturity Date: 50 times the Spread

Maximum Rate:	Not applicable

Minimum Rate:	0%

Spread:	The 30-Year CMS Rate minus the 10-Year CMS Rate.

Interest Reset Dates:

Each April 25, July 25, October 25 and January 25, commencing on January 25, 2008, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date.

Interest Payment Dates:

Each April 25, July 25, October 25 and January 25, commencing on April 25, 2007; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

30-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

10-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “10YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes ☒ No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on January 25, 2008. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Business Days:	New York and London

Calculation Agent:	Lehman Brothers Special Financing Inc.

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus.

HISTORICAL LEVELS OF THE 30-YEAR CMS RATE AND THE 10-YEAR CMS RATE

The following shows for illustrative purposes the 30-Year CMS Rate and the 10-Year CMS Rate in effect on the Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30-Year CMS Rate and 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 30-Year CMS Rate and 10-Year CMS Rate make the Notes’ effective interest rate after January 25, 2008, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate — 10yr CMS Rate (in %)
1/3/2007	5.297	5.160	0.137
10/25/2006	5.442	5.308	0.134

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate — 10yr CMS Rate (in %)
7/25/2006	5.728	5.643	0.085
4/25/2006	5.725	5.584	0.141
1/25/2006	5.133	4.99	0.143
10/25/2005	5.213	4.998	0.215
7/25/2005	4.947	4.689	0.258
4/25/2005	5.031	4.691	0.34
1/25/2005	5.055	4.567	0.488
10/25/2004	5.089	4.393	0.696
7/26/2004	5.575	4.965	0.61
4/26/2004	5.544	4.887	0.657
1/26/2004	5.308	4.522	0.786
10/27/2003	5.426	4.681	0.745
7/25/2003	5.421	4.596	0.825
4/25/2003	5.078	4.256	0.822
1/27/2003	5.257	4.414	0.843
10/25/2002	5.499	4.69	0.809
7/25/2002	5.796	5.008	0.788
4/25/2002	6.128	5.672	0.456
1/25/2002	6.141	5.785	0.356
10/25/2001	5.789	5.188	0.601
7/25/2001	6.328	5.989	0.339
4/25/2001	6.534	6.108	0.426
1/25/2001	6.41	6.155	0.255
10/25/2000	6.853	6.786	0.067
7/25/2000	7.18	7.237	-0.057
4/25/2000	7.291	7.308	-0.017
1/25/2000	7.484	7.406	0.078
10/25/1999	7.262	7.107	0.155
7/26/1999	6.984	6.857	0.127
4/26/1999	6.232	5.968	0.264
1/25/1999	5.801	5.452	0.349
10/26/1998	5.92	5.512	0.408
7/27/1998	6.143	6.023	0.12
4/27/1998	6.442	6.28	0.162
1/26/1998	6.281	6.099	0.182
10/27/1997	6.617	6.408	0.209
7/25/1997	6.784	6.572	0.212
4/25/1997	7.47	7.295	0.175
1/27/1997	7.267	7.004	0.263
10/25/1996	7.167	6.863	0.304
7/25/1996	7.425	7.229	0.196
4/25/1996	7.235	6.992	0.243
1/25/1996	6.493	6.081	0.412
10/25/1995	6.734	6.388	0.346
7/25/1995	7.278	6.81	0.468
4/25/1995	7.786	7.384	0.402
1/25/1995	8.376	8.209	0.167
10/25/1994	8.604	8.248	0.356
7/25/1994	8.108	7.622	0.486
4/25/1994	7.722	7.267	0.455
1/25/1994	6.987	6.012	0.975
10/25/1993	6.71	5.82	0.89
7/26/1993	7.343	6.252	1.091

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate — 10yr CMS Rate (in %)
4/26/1993	7.711	6.29	1.421
1/25/1993	7.568	6.817	0.751
10/26/1992	8.083	7.25	0.833
7/27/1992	7.893	7.041	0.852

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  In connection with the sale of the Notes, the Agent may be deemed to have received compensation from us in the form of underwriting discounts. The Agent may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.